FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release dated September 15, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.

(Registrant)

Date: September 30, 2003

By:

“Robert Gardner”

 Robert Gardner

Its:

Director

(Title)

GENCO RESOURCES LTD.

September 15, 2003

GENCO ANNOUNCES SECOND PHASE OF DRILL PROGRAM IN TEMASCALTEPEC DISTRICT, MEXICO

Genco Resources Ltd., (GGC-TSX-V), “Genco”, wishes to announce commencement of Phase II of the Company’s 5000 meter drill program within the Temascaltepec District, Mexico.

This phase will consist of 2000 meters of drilling to test the new Corto Plazo Zone on the Nazareno Vein, 2.5 kilometers northwest of Genco’s producing La Guitarra Mine, and exploratory drilling under the Basalt cap to the southeast of Genco’s new discovery on the San Rafael Zone.

As announced in the Genco news release dated June 2, 2003, Genco discovered an extension of the Doncellas and La Guitarra Veins which apparently merge 350 meters southeast of the last known ore shoot in La Guitarra Mine.  Genco now plans to continue to step out from the last drill holes on 50 meter spacing to test the structure, continuity and configuration of the gold/silver low sulphidation epithermal ore shoots.  Further drilling to define the deposit will be conducted from underground once the 700 meters of underground development as outlined in Genco’s news release dated August 26, 2003 is complete.

Phase II of the drill program will be conducted by BDW International Drilling Inc., of  Rouyn-Noranda, Quebec, Canada and supervised by Bruno Barde, P.Geo., a “Qualified Person” for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects.  The program is scheduled to commence the week of September 22, 2003.

Contact:

For further information (604) 682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release.